Exhibit 99.1

China Lending Forges Strategic Partnership with Rui Xin Insurance Technology to Develop Online Financial Services Platform

BEIJING, URUMQI and HANGZHOU, China, July 15, 2019 /PRNewswire/ — China Lending Corporation (“China Lending” or the “Company”) (NASDAQ: CLDC), a non-bank financial corporation servicing micro, small and medium sized enterprises in China, today announced that it has entered into a five-year strategic partnership agreement with Rui Xin Insurance Technology (Ningbo) Co., Ltd (“Rui Xin”), a financial technology company providing comprehensive insurance solutions. Through the partnership, each party expects to jointly grow their businesses and help each other to expand their customer base by leveraging each other’s unique and complementary strength as well as resource in financial technology, the consumer finance market and the insurance industry.

China Lending will work with Rui Xin to develop its own consumer financial platform. In collaboration with Rui Xin and its partners, the Company expects to provide value-added consumer financial services to insurance consumers of Rui Xin and its partners. Benefiting from the anticipated size of the business and the good credit record of insurance consumers, China Lending will improve its asset quality and maintain sustainable business growth through the partnership. In addition, China Lending and Rui Xin will also explore collaboration opportunities in areas such as insurance consumer acquisition, development of insurance products, expansion of insurance business, and customization of consumer financial solutions.

Moreover, China Lending will benefit from Rui Xin and its partners’ advanced technological capabilities in big data and artificial intelligence to improve its risk management and enhance its customer experience.

Through this partnership, Rui Xin will be able to explore new business opportunities and increase its competency to eventually expand its customer base in the insurance industry by benefiting from China Lending’s financial service expertise, bank credit facility resource, and client base in certain regional markets.

Ms. Jingping Li, co-founder and chief executive officer of China Lending, commented, “Our entering into the partnership conforms with our long-term goal of providing individuals and enterprises in China with our quality financial service products. We will continue to improve our operating efficiencies, diversify our product offerings, and strengthen our collaborations with partners in different segments. Through our partnership with Rui Xin, we will develop a customer base for consumer financial services and serve customers with long-term financing needs. We will also benefit from assisting Rui Xin and its partners with the expansion of insurance business. Rui Xin and its partners’ capabilities and experience in applying advanced financial technologies will enhance our risk management capability and help us to achieve innovations of financial products to better satisfy diversified customer demands.”

“We are excited to collaborate with China Lending. We believe the partnership will create synergies for both parties in technological and commercial areas. Going forward, we will continue to promote the integration of our resources, explore potential business opportunities, and expand our customer bases to boost the business growth of both parties,” said Mr. Yanliang Zhuang, vice president of Rui Xin.

About China Lending Corporation

Founded in 2009, China Lending is a non-bank financial corporation and provides comprehensive financial services to micro, small and medium sized enterprises, and individuals. China Lending has headquarters in Urumqi, the capital of Xinjiang Autonomous Region, and Hangzhou, the capital of Zhejiang province. For more information, please visit: www.chinalending.com.

About Rui Xin Insurance Technology (Ningbo) Co., Ltd

Rui Xin is a financial technology company specializing in providing application solutions for insurance service institutions and customers in the insurance industry. Rui Xin is mainly engaged in insurance product R&D and design, management and operation of insurance customer data, provision of integrated solutions for insurance and healthcare, as well as the development and operation of an online insurance transaction service platform. Rui Xin’s subsidiaries and strategic partners have offices in more than 90 areas throughout China and more than 3,000 registered insurance service personnel.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, the consummation of the proposed partnership, and can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations of the consummation of the proposed partnership, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

At the Company:

Katrina Wu

Email: wuxiaoqing@chinalending.com

Phone: +86-991-316-9617

Investor Relations:

Robin Yang

ICR

Email: Robin.Yang@icrinc.com

Phone: +86 158-8929-2733